UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)

COMVERGE, INC.

(Name of Subject Company)

COMVERGE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Matthew H. Smith

Senior Vice President, General Counsel and Secretary

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, Georgia 30092

(678) 392-4954

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven M. Tyndall, Esq. Baker Botts L.L.P. 98 San Jacinto Boulevard Suite 1500 Austin, TX 78701 (512) 322-2500	Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW Suite 500 Washington, DC 20036 (202) 292-4525

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 9 (“Amendment No. 9”) amends Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission and dated April 12, 2012, by Comverge, Inc., a Delaware corporation (the “Company” or “Comverge”), (as amended from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”), which is a subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock (the “Shares”) for $1.75 per Share, net to the selling stockholder in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms of and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated April 11, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 9. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection captioned “Expiration of the Subsequent Offering Period and Final Completion of the Offer and Merger”:

“Expiration of the Subsequent Offering Period and Final Completion of the Offer and Merger

The Subsequent Offering Period expired at 11:59 p.m., New York City time, on Monday, May 14, 2012 (the “Subsequent Offering Expiration Time”). Based on information from the depositary, as of the Subsequent Offering Expiration Time, a total of 17,972,755 Shares were validly tendered and not withdrawn prior to the Expiration Date. These Shares represent approximately 65.0% of the outstanding Shares. Purchaser has accepted for payment all Shares tendered and not validly withdrawn during the initial offering period, as extended, and all Shares validly tendered during the Subsequent Offering Period, and the consideration for all such Shares either has been paid or promptly will be paid.

On May 15, 2012, pursuant to the terms of the Merger Agreement, Purchaser exercised its top-up option to purchase, at a per share price equal to the Offer Price, 69,310,020 Top-Up Shares, which brought Purchaser’s ownership of the Company’s common stock, when combined with the Shares acquired by Purchaser prior to the Expiration Date, to more than 90% of the outstanding Shares after such purchase. The aggregate purchase price of $121,292,535 for the Top-Up Shares was paid by Purchaser partially in cash, in an amount equal to the aggregate par value of the Top-Up Shares, and partially by a promissory note, for the remaining amount. The Company offered and sold the Top-Up Shares as a private placement pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

In accordance with the Merger Agreement, Parent and Purchaser intend to effect a short-form merger without the need for a meeting of, or any action by, the Company’s stockholders as promptly as practicable. In the Merger, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. At the Effective Time, each outstanding Share not tendered in the Offer (other than treasury Shares, Shares held by Parent, Purchaser or any of their subsidiaries or Shares held by stockholders who have and properly exercise appraisal rights under applicable provisions of the DGCL) will be cancelled and convert into the right to receive a cash payment in an amount equal to the Offer Price. The Colbent Corporation, acting as the paying agent for the Merger, will mail to the remaining former stockholders of the Company materials necessary to exchange their former Shares for such payment. May 15, 2012 is the last day Shares will trade on the NASDAQ Global Market.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Comverge, Inc.

By:	/s/ R. Blake Young
Name:	R. Blake Young
Title:	President and Chief Executive Officer

Dated: May 15, 2012